UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Paragon Real Estate Equity and Investment Trust

(Name of Issuer)

Common Shares

(Title of Class of Securities)

69912Y 30 5

(CUSIP Number)

John J. Dee

Paragon Real Estate Equity and Investment Trust, 10011 Valley Forge Drive, Houston, TX 77042; 713-435-2225

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69912Y 30 5	13D/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James C. Mastandrea
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

PF/OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

832,751
	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER

826,084
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

832,751
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.3%
14.	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 69912Y 30 5	13D/A	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John J. Dee
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

PF/OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

142,355
	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER

142,355
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

142,355
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.2%
14.	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 69912Y 30 5	13D/A	Page 4 of 6 Pages

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D Statement relates to common shares, par value $0.01 per share (the “Common Shares”) of Paragon Real Estate Equity and Investment Trust, a Maryland trust (“Paragon”), which has its principal executive offices at 10011 Valley Forge Drive, Houston, TX 77042.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by James C. Mastandrea, Paragon’s Chairman of the board, Chief Executive Officer and President, and John J. Dee, Paragon’s Senior Vice President and Chief Financial Officer. Mr. Mastandrea and Mr. Dee are also trustees of Paragon.

(b)	The business address of Mr. Mastandrea and Mr. Dee for Paragon is 10011 Valley Forge Drive, Houston, TX 77042.

(c)	Mr. Mastandrea’s principal occupation is Chairman and Chief Executive Officer of Whitestone REIT (NYSE: WSR), a fully integrated real estate investment trust that owns, operates, and redevelops Community Centered PropertiesTM. Mr. Dee’s principal occupation is Chief Operating Officer of Whitestone REIT. The business address of Whitestone REIT is 2600 S. Gessner Road, Houston, TX 77063.

(d)	Negative with respect to Mr. Mastandrea and Mr. Dee.

(e)	Negative with respect to Mr. Mastandrea and Mr. Dee.

(f)	Mr. Mastandrea and Mr. Dee are citizens of the United States of America.

Item 3. Source or Amount of Funds or Other Consideration.

Mr. Mastandrea loaned $52,224 with his personal funds pursuant to a Convertible Note Purchase Agreement with Paragon, also as further described in Item 5(c).

Mr. Dee loaned $17,776 with his personal funds pursuant to a Convertible Note Purchase Agreement with Paragon, also as further described in item 5(c).

Item 4. Purpose of Transaction.

Mr. Mastandrea and Mr. Dee loaned $52,224 and $17,776, respectively, each in the form of a Convertible Note, which has an option to convert the note into 39,236 Common Shares and 13,355 Common Shares, respectively, for investment.

Pursuant to the instructions for items (a) through (j) of item 4 of Schedule 13D, Mr. Mastandrea and Mr. Dee do not currently have plans or proposals that relate to or would result in any of the following:

(i)	the acquisition by any person of additional securities of Paragon, or the disposition of securities of the issuer;

(ii)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Paragon;

(iii)	the sale or transfer of a material amount of assets of Paragon;

(iv)	a change in the present board of trustees or management of Paragon, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(v)	a material change in the present capitalization or dividend policy of Paragon;

(vi)	a material change in the business or corporate structure of Paragon;

(vii)	a change to the articles of incorporation, as amended, or bylaws of Paragon, or an impediment to the acquisition of control of Paragon by any person;

(viii)	the delisting from the Nasdaq Stock Market’s OTC Bulletin Board of Paragon’s common shares;

(ix)	a class of equity securities of Paragon becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(x)	any action similar to any of those enumerated above.

Mr. Mastandrea and Mr. Dee reserve the right to modify their plans and proposals described in the item 4. Further, subject to applicable laws and regulations, Mr. Mastandrea or Mr. Dee may formulate plans and proposals that may result in the occurrence of any event set forth above or in Item 4 of Schedule 13D.

CUSIP No. 69912Y 30 5	13D/A	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a)	Based solely on information provided by Paragon, there are currently 405,096 Common Shares of the company outstanding, excluding 38,130 Common Shares held in treasury.

Mr. Mastandrea beneficially owns 832,751 Common Shares, including (i) 6,667 restricted Common Shares issuable to an independent third party, which Mr. Mastandrea has the right to vote; (ii) 163,117 Common Shares held by Paragon Real Estate Development, LLC (“Paragon Development”) of which Mr. Mastandrea is the managing member; (iii) 2,000 restricted Common Shares; (iv) 3,048 Common Shares; (v) 49,243 Common Shares issuable upon conversion of 161,410 Class A Preferred Shares held by Paragon Development, which are currently convertible into Common Shares at any time; and (vi) 569,440 Common Shares issuable upon the conversion of 56,944 Class C Preferred Shares, of which 12,500 Class C Preferred Shares are restricted pursuant to a Restricted Share Agreement, dated September 29, 2006 and as amended, and 44,440 Class C Preferred Shares are restricted pursuant to a Stock Subscription Agreement (each Class C Preferred Share is convertible into Common Shares at any time by dividing the sum of $10.00 and any accrued but unpaid dividends on the Class C Preferred Shares by the conversion price of $1.00); and (vii) 39,236 Common Shares issuable upon the conversion of the Convertible Note presently at a face amount of $52,224 before any interest to be accrued, or approximately 78.3% of the outstanding Common Shares.

Mr. Dee beneficially owns 142,355 Common Shares, including (i) 2,000 restricted Common Shares; (ii) 2,000 Common Shares; and (iii) 125,000 Common Shares issuable upon the conversion of 12,500 Class C Preferred Shares, which are restricted pursuant to a Restricted Share Agreement, dated September 29, 2006 and as amended (each Class C Preferred Share is convertible into Common Shares at any time by dividing the sum of $10.00 and any accrued but unpaid dividends on the Class C Preferred Shares by the conversion price of $1.00); and (iv) 13,355 Common Shares issuable upon the conversion of the Convertible Note presently at a fact amount of $17,776 before any interest to be accrued, or approximately 26.2% of the outstanding Common Shares.

(b)	Mr. Mastandrea has sole power to vote, or to direct the voting of, the Common Shares and Class C Preferred Shares held by him and the Common Shares and Class A Preferred Shares held by Paragon Development and an independent third party. Mr. Mastandrea has sole power to dispose, or to direct the disposition of, the Common Shares and Class C Preferred Shares held by him and the Common Shares and Class A Preferred Shares held by Paragon Development. Mr. Mastandrea disclaims beneficial ownership of the 6,667 restricted Common shares owned by an independent third party.

Mr. Dee has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Common Shares and Class C Preferred Shares owned by him.

(c)

On November 20, 2015, Mr. Mastandrea and Mr. Dee agreed to loan $52,224 and $17,776, respectively, to Paragon which amounts are currently convertible into 39,236 and 13,355 Common Shares, respectively, pursuant to Convertible Note Purchase Agreements with Paragon. The Convertible Notes are convertible into Common Shares at any time by dividing the amount of the notes and any accrued but unpaid interest on the notes by the conversion price of $1.331.

Mr. Mastandrea and Mr. Dee have not effected any other transactions in Paragon’s shares in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to Be Filed as Exhibits.

Not applicable.

CUSIP No. 69912Y 30 5	13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2015

/s/ John J. Dee, Attorney-in-Fact for James C. Mastandrea
John J. Dee

/s/ John J. Dee
John J. Dee